Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

August 20, 2018

Via EDGAR

Ms. Sherry Haywood

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Taylor Morrison Home Corporation

Registration Statement on Form S-4 (File No. 333-226164)

Ladies and Gentlemen:

On behalf of Taylor Morrison Home Corporation, a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on July 13, 2018.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated August 13, 2018 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1 or in the Comment Letter. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Is the completion of the Merger subject to a financing condition?, page 10

1.

We note disclosure of your debt commitment letter here and in Item 8.01 of your Form 8-K filed on June 7, 2018. Please expand your disclosure in the registration statement to provide a description of the material terms of your debt financing commitment letter with Citigroup Global Markets Inc., your financial advisor, including the interest rate, material financial covenants and commitment fees. Additionally, please file the debt financing commitment letter as an exhibit to this registration statement.

Response to Comment 1

In response to the Staff’s comment, the Company has revised the Registration Statement to describe the material terms of the term loan provided for in the debt commitment letter (the “Term Loan”). Please see page 10 of the Registration Statement.

The Company believes that the debt commitment letter itself is not material to the Company or investors for the following reasons:

•	The completion of the Merger is not subject to a financing condition.

•

The Company currently intends to pay the cash portion of the Merger Consideration and the fees and expenses in connection with the Merger using the proceeds of draws under its revolving credit facility, the proceeds of a new bond issuance and/or cash on hand at the time of closing.

The Company further respectfully submits that, since the Merger is not a tender offer, and disclosures under Item 1007 of Regulation M-A are not required pursuant to Form S-4, the debt commitment letter is not required to be filed as an exhibit to the Registration Statement. Therefore, the Company does not believe that the debt commitment letter should be filed as an exhibit to the Registration Statement.

If the Company elects to draw on the Term Loan, it will file the definitive credit agreement relating to the Term Loan as an exhibit to a current report on Form 8-K. This current report will also describe the material terms of the Term Loan.

Unaudited Pro Forma Condense Combined Financial Statements, page 125

2.	We note that you have not included an adjustment for your income tax provision. Please expand your disclosure to disclose the income tax rate used and clarify how you determined the rate used.

Response to Comment 2

The Registration Statement has been revised in response to the Staff’s comment by adding footnote disclosure regarding the income tax provision for each period presented. Please see pages 130 to 132 of the Registration Statement.

The Company respectfully informs the Staff that the income tax rate used for the combined company is based on the sum of the AV Homes income tax provision and the Company’s tax provision. The Company believes this presentation appropriately reflects the expected results of the combined company because Taylor Morrison and AV Homes primarily operate in overlapping jurisdictions and each period presented has discrete tax adjustments for each company (i.e., the effects of tax reform, adjustments to deferred tax assets and discrete tax credits and benefits).

3.

Please update your pro forma financial information to also include a condensed combined balance sheet as of June 30, 2018 and a condensed combined statement of operations for the six-months ended June 30, 2018. Refer to Rule 11-02(c) of Regulation S-X.

Response to Comment 3

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 126 to 136 of the Registration Statement.

4.

We note that as of the date of your proxy statement, you have not completed your fair value measurements with respect to the AV Homes assets to be acquired and the AV Homes liabilities to be assumed. Please tell us when you will complete your fair value measurements and confirm that you will update your pro forma financial information in your next amendment, as applicable.

Response to Comment 4

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has completed a preliminary fair value assessment with respect to the AV Homes assets to be acquired and the AV Homes liabilities to be assumed but has not yet finalized its fair value measurements. In connection with the preparation of the unaudited pro forma condensed combined financial statements included in the Registration Statement, the Company has estimated the fair value of AV Homes’ assets based on discussions with AV Homes’ management, preliminary analyses, due diligence and information presented in public filings. The valuations necessary to arrive at estimates of the fair value of the AV Homes inventory assets to be acquired and the AV Homes liabilities to be assumed are preliminary and subject to completion. All other assets and liabilities are presented at carrying value and are also subject to completion of fair value analysis. The Company does not expect to complete such valuations prior to the AV Homes stockholder meeting. As required under applicable accounting guidance, within 12 months after the completion of the Merger, final valuations will be completed and reflected in the combined company’s financial information.

Accordingly, the pro forma financial information contained in the Registration Statement will not be able to be updated to take account of such final valuations prior to the completion of such final valuations.

The Registration Statement has been revised in response to the Staff’s comment to clarify that the Company has completed a preliminary fair value assessment with respect the AV Homes assets to be acquired and the AV Homes liabilities to be assumed. Please see page 126 of the Registration Statement.

*    *    *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Oliver Loxley at (212) 373-3692.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy, Esq.

cc:	Darrell C. Sherman, Esq.

Taylor Morrison Home Corporation

Benjamin A. Aronovitch, Esq.

Taylor Morrison Home Corporation

3